News Release

Burcon Announces Fiscal Year 2021 Conference Call To Be Held on June 29, 2021

Vancouver, British Columbia, June 14, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, will hold an investor conference call and webcast on Tuesday, June 29, 2021 at 5:00 p.m. Eastern time to provide a business update and discuss its financial results for the year ended March 31, 2021.  The Company's financial results will be issued in a press release prior to the call.

A link to the live webcast of the conference call will be available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Tuesday June 29, 2021

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10015018

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established in a joint venture between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the timing for listing of the Company's common stock on the Nasdaq, the continued listing on the Toronto Stock Exchange, the withdrawal from the OTCQB, shareholder value, the Company's visibility and liquidity, the Company's development in the food industry, the Company's intellectual property portfolio and Merit Foods. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include receipt of all regulatory approvals for listing of the Company's common stock on the Nasdaq; the duration and effects of COVID-19; the actual results of business negotiations; marketing activities; adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2020 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM